Exhibit 99.2

RADCOM LTD.
___________________________

NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS
___________________________

Notice is hereby given that the 2013 Annual General Meeting of Shareholders (the "Meeting") of Radcom Ltd. will be held on Sunday, June 30, 2013 at 3:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as "Radcom", "we", "us", "our" and "our company" to refer to Radcom Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be as follows:

(1)	To re-elect the following members of our Board of Directors: Zohar Zisapel, Matty Karp and Ms. Heli Bennun;

(2)	To re-elect Mr. Uri Har and Ms. Irit Hillel, as our external directors for a third three-year term;

(3)
To approve the issuance by the Company of 406,610 of Ordinary Shares, as well as the grant by Company of warrants to purchase 135,537 Ordinary Shares, to entities controlled by Mr. Zohar Zisapel, our Chairman of the Board;

(4)	To approve the compensation to be paid to our directors, other than our Chairman of the Board of Directors;

(5)	To approve the equity-based compensation to be paid to our Chairman of the Board of Directors

(6)	To approve a grant of options to Mr. David Ripstein in his capacity as the CEO of our company;

(7)	To approve the grant of the 2012 annual bonus to Mr. David Ripstein in his capacity as the CEO of our company;

(8)
To re-appoint Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global as our independent auditors until the next annual general meeting of shareholders and to authorize the Audit Committee of our Board of Directors to fix their remuneration;

(9)	To discuss the auditors’ report and our consolidated financial statements for the year ended December 31, 2012;

(10)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors recommends a vote FOR approval of all matters to be voted upon at the Meeting.

Shareholders of record at the close of business on May 28, 2013 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of our Articles of Association, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose seniority will be determined by the order in which the names stand in our Register of Members.

By Order of the Board of Directors, Zohar Zisapel Chairman of the Board of Directors

Dated: May 22, 2013

Our audited financial statements for the fiscal year ended December 31, 2012, are not a part of the proxy solicitation material, but were filed together with our Annual Report on Form 20-F, which was filed on April 22, 2013 with the Securities and Exchange Commission and is available at their website, www.sec.gov, and at our website, www.radcom.com.

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RADCOM LTD.
24 RAOUL WALLENBERG STREET
TEL AVIV 69719, ISRAEL
___________________________

PROXY STATEMENT
___________________________

2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of our ordinary shares, NIS 0.20 nominal value ("Ordinary Shares"), in connection with the solicitation by our Board of Directors ("Board of Directors") of proxies for use at the 2013 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2013 Annual General Meeting of Shareholders.  The Meeting will be held on Sunday, June 30, 2013 at 3:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

Throughout this Proxy Statement, we use terms such as "Radcom", "we", "us", "our" and "our company" to refer to Radcom Ltd. and terms such as "you" and "your" to refer to our shareholders.

It is proposed that at the Meeting, resolutions be adopted as follows:

(1)	To re-elect the following members of our Board of Directors: Zohar Zisapel, Matty Karp and Ms. Heli Bennun;

(2)	To re-elect Mr. Uri Har and Ms. Irit Hillel, as our external directors for a third three-year term;

(3)
To approve the issuance by the Company of 406,610 of Ordinary Shares, as well as the grant by Company of warrants to purchase 135,537 Ordinary Shares, to entities controlled by Mr. Zohar Zisapel, our Chairman of the Board;

(4)	To approve the compensation to be paid to our directors, other than our Chairman of the Board of Directors;

(5)	To approve the equity-based compensation to be paid to our Chairman of the Board of Directors;

(6)	To approve a grant of options to Mr. David Ripstein, in his capacity as the CEO of our company;

(7)	To approve the grant of the 2012 annual bonus to Mr. David Ripstein, in his capacity as the CEO of our company;

(8)
To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst and Young Global as our independent auditors until the next annual general meeting of shareholders and to authorize the Audit Committee of our Board of Directors to fix their remuneration;

(9)	To discuss the auditors’ report and our consolidated financial statements for the year ended December 31, 2012;

(10)	To transact such other business as may properly come before the Meeting or any adjournment

Additionally, the auditors’ report and our consolidated financial statements for the year ended December 31, 2012 will be discussed.

We are currently not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

You may elect to vote your Ordinary Shares once, either by attending the Meeting in person or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.  You may revoke the authority granted by your execution of proxies at any time before the exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by us not less than 48 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above.  On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders of record at the close of business on May 28, 2013 will be entitled to vote at the Meeting and any adjournments or postponements thereof.  Proxies will be mailed to shareholders on or about May 30, 2013 and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation in connection therewith, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

We had outstanding on May 22, 2013, 7,311,354 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third (1/3) of our voting power, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of May  22, 2013 by (i) each person or entity known to beneficially own more than five percent (5%) of our Ordinary Shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission (the "SEC"), and (ii) all directors and executive officers as indicated below, based on information provided to us by the holders or disclosed in public filings with the SEC.  The percentage of outstanding Ordinary Shares is based on 7,311,354 Ordinary Shares outstanding as of May 22, 2013.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Zohar Zisapel (3)	2,285,883	30.52%
Yehuda Zisapel (4)	506,790	6.93%
Orington Holdings Limited (5)	389,864	5.26%
David Ripstein (6)	211,645	2.82%
All directors and executive officers as a group, except Zohar Zisapel and David Ripstein, (8 persons) (7)	275,123	3.63%

(1)
Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person.  Ordinary Shares beneficially owned include Ordinary Shares that may be acquired pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of May 28, 2013

(2)
For determining the percentage owned by each person or group, Ordinary Shares for each person or group includes Ordinary Shares that may be acquired by such person or group pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of May 28, 2013.  The number of outstanding Ordinary Shares does not include 5,189 Ordinary Shares held by RADCOM Equipment, Inc., our wholly owned subsidiary and 30,843 Ordinary Shares that were repurchased by us. On May 6, 2008, our shareholders approved a one-to-four reverse share split, which we effected in June 2008.

(3)
Includes (i) 1,992,673 ordinary shares held of record by Mr. Zohar Zisapel, (ii) 44,460 ordinary shares held by RAD Data Communications Ltd. ("RDC"), an Israeli company, (iii) 13,625 ordinary shares held by Klil & Michael Holdings (93) Ltd., an Israeli company wholly owned by Mr. Zohar Zisapel, (iv) 56,139 ordinary shares held of record by Lomsha Ltd., an Israeli company wholly owned by Mr. Zohar Zisapel, (v) 140,000 ordinary shares issuable upon exercise of options, with an average exercise price per share of $5.76, expiring between the years 2013 and 2018, and (vi) 38,986 ordinary shares issuable upon exercise of warrants, with an exercise price per share of $10.69, expiring in October 2013.  The options and warrants listed above are exercisable currently or within 60 days of May 28, 2013. Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RDC.  Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RDC.  This information is based on information provided by Mr. Zohar Zisapel, and based on Mr. Zohar Zisapel's Schedules 13D/A filed with the SEC on February 27, 2012 and on February 19, 2013.

(4)
Includes (i) 234,740 ordinary shares held of record by Mr. Yehuda Zisapel, (ii) 44,460 ordinary shares held of record by RDC, an Israeli company, and (iii) 227,590 ordinary shares held of record by Retem Local Networks Ltd., an Israeli company.  Mr. Yehuda Zisapel and his brother, Mr. Zohar Zisapel, have shared voting and dispositive power with respect to the shares held by RDC.  Mr. Yehuda Zisapel is a principal shareholder and director of each of RDC and Retem Local Networks Ltd. and, as such, Mr. Yehuda Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by such companies.  Mr. Yehuda Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein. This information is based on Mr. Yehuda Zisapel’s Schedule 13G/A, filed with the SEC on February 14, 2007.

(5)
Includes beneficial ownership of 292,398 Ordinary Shares and 97,466 Ordinary Shares issuable upon exercise of warrants exercisable within 60 days of October 12, 2010. This information is based upon a Schedule 13G filed by Orington Holdings Limited and its sole shareholder Finsbury Holdings Limited, with the SEC on October 19, 2010.

(6)
Includes (i) 17,912 Ordinary Shares, (ii) 187,750 Ordinary Shares issuable upon exercise of options, which expire between the years 2013 and 2017 and (iii) 5,974 Ordinary Shares issuable upon exercise of warrants, with an exercise price per share of $3.49, exercisable within 60 days of May 28 ,2013

(7)
Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding Ordinary Shares (including options or warrants held by each such party, which are vested or shall become vested within 60 days of May 28, 2013) and have, therefore, not been separately disclosed. The amount of Ordinary Shares is comprised of 275,023 Ordinary Shares issuable upon exercise of options and warrants exercisable within 60 days of May 28, 2013.

ITEM 1 – RE-ELECTION OF NON-EXTERNAL DIRECTORS

At the Meeting, you will be asked to re-elect three non-external directors, Mr. Zohar Zisapel, Mr. Matty Karp and Ms. Heli Bennun, to serve as members of our Board of Directors. The nominees, if re-elected, together with our external directors, whom you will be asked to re-elect for a third three-year term as required under Israeli law, will constitute our entire Board of Directors.

Proxies may not be voted for a greater number of persons than the number of nominees named. Under our Articles of Association, our Board of Directors will be entitled to fill, until the next election of directors, any vacancies existing on our Board of Directors following the annual general meeting at its sole discretion.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the three nominees named below as our directors, each to hold office until the next annual general meeting and until his successor shall have duly taken office, unless his office is vacated earlier under any relevant provision of our Articles of Association.

In the event any one or more of the below nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. We are not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. We do not have any understanding or agreement with respect to the future election of any nominees named herein.

Set forth below is a brief biography of each of the nominees for director, based upon our records and information furnished to us by each of them.

Mr. Zohar Zisapel, (64) a co-founder of our Company, has served as our Chairman of the Board since our inception in 1985. Mr. Zisapel is also the Chairman of Ceragon Networks Ltd. (NASDAQ: CRNT), and a director of two other public companies, Amdocs Ltd. (NYSE: DOX) and Silicom Ltd. (NASDAQ and TASE: SILC), as well as a director or Chairman of several private companies. Mr. Zisapel has a B.Sc. degree and an M.Sc. degree in electrical engineering from the Technion - Israel Institute of Technology and an M.B.A. degree from Tel-Aviv University.

Mr. Matty Karp (64), has served as a director since December 2009. He is the managing partner of Concord Ventures, an Israeli venture capital fund focused on Israeli early stage technology companies, which he co-founded in 1997. From 2007 to 2008 he served as the Chairman of Israel Growth Partners Acquisition Corp.  From 1994 to 1999, he served as the Chief Executive Officer of Kardan Technologies, a technology investment company, and continued to serve as a director until October 2001. From 1994 to 1997, he served as the President of Nitzanim Venture Fund, an Israeli venture capital fund focused on early-stage high technology companies. From 1987 to 1994, he served in numerous positions at Elbit Systems Ltd. (NASDAQ and TASE: ESLT). Mr. Karp has served as a director of a number of companies, including: Galileo Technology, which was acquired by Marvell Technology Group (NASDAQ: MRVL); Accord Networks which was acquired by Polycom (NASDAQ: PLCM); Saifun Semiconductors, which merged with Spansion and El Al Israel Airlines (TASE: ELAL).  Mr. Karp received a B.S., cum laude, in Electrical Engineering from the Technion - Israel Institute of Technology and is a graduate of the Harvard Business School Advanced Management Program.

Ms. Heli Bennun has over 25 years of professional experience in High-Tech companies. In 1988, Ms. Bennun co-founded Arel Communications & Software Ltd. (formerly NASDAQ:ARLC) ("Arel"), a company focused on offering integrated video, audio and data-enabled conferencing solutions, including real time Interactive Distance Learning. Ms. Bennun served as Arel’s CEO and CFO from 1988 until 1998, during which time Arel went public on the NASDAQ (1994).  In addition, Ms. Bennun served as a director of Arel from 1988 until 1998 and as the vice-chairman of Arel's board of directors from 1998 until 2001. In 1996, Ms. Bennun co-founded ArelNet Ltd. (formerly TASE: ARNT) ("ArelNet"), a pioneer in the field of Voice over IP. Ms. Bennun served as ArelNet’s CEO  from 1998 until 2001, during which time ArelNet went public on the TASE (2000).  In 2004, Ms. Bennun resumed her position as ArelNet's CEO and a director, until ArelNet was acquired by Airspan Network Inc. in 2005.  From 2006 until 2009, Ms. Bennun served as the CEO and director of OrganiTech, a pioneer in the Cleantech industry. Ms. Bennun holds an M.Sc and B.Sc. degree in industrial and management engineering from Ben-Gurion University.  Ms. Bennun is the domestic partner of Mr. Zohar Zisapel, our Chairman of the Board and largest shareholder, who may be deemed a “controlling shareholder” of Radcom, as such term is defined in the Israeli Companies Law, 5759-1999.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-election of the directors set forth above.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that Mr. Zohar Zisapel be and hereby is re-elected to serve as a member of our Board of Directors, effective immediately."

"RESOLVED, that Mr. Matty Karp be and hereby is re-elected to serve as a member of our Board of Directors, effective immediately."

"RESOLVED, that Ms. Heli Bennun be and hereby is re-elected to serve as a member of our Board of Directors, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 2 RE-ELECTION OF EXTERNAL DIRECTORS

The Israeli Companies Law, 5759-1999 (the "Companies Law") requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors. We currently have two external directors, both of whom are up for re-election at the Meeting.

No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.  The term affiliation includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time).  In addition, no person may serve as an external director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.  If, at the time external directors are to be appointed, all current members of a company’s board of directors are of the same gender, then at least one external director must be of the other gender.

Pursuant to the Israeli Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Israeli Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” Our external directors are Mr. Uri Har and Ms. Irit Hillel. Our Board of Directors has determined that Ms. Hillel has the requisite “accounting and financial expertise” and that Mr. Har has the requisite “professional qualifications.”

Any committee of the Board of Directors that is authorized to exercise powers vested in the Board of Directors, must include at least one external director, and the audit committee and compensation committee must include all of the external directors. An external director is entitled to compensation as provided in the Companies Regulations (Rules Regarding Compensation and Expenses to External directors), 2000, as amended (the "Compensation Regulations") and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service (see Item No. 3).

External directors are elected by the shareholders.  In general, external directors serve for an initial three-year term, which may be extended for up to two additional three-year terms.  External directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if an external director ceases to meet the statutory qualifications with respect to his or her appointment or if the external director violates his or her duty of loyalty to the company.

Mr. Uri Har and Ms. Irit Hillel were elected to serve as external directors for an initial three-year term at our 2007 annual general meeting of shareholders, held on October 24, 2007, and for a second three-year term at our 2010 annual general meeting of shareholders, held on November 1, 2010.  Accordingly, at the Meeting, you will be asked to re-elect Mr. Uri Har and Ms. Irit Hillel as our external directors, each for a third three-year term, effective as of November 1, 2013, which is the date on which their second term as external directors will expire.  Our Board of Directors has determined that Mr. Uri Har and Ms. Irit Hillel each qualifies as an external director within the meaning of the Companies Law, after receiving from each of them a declaration confirming his/her qualifications under the Companies Law to be elected as an external director.

If re-elected, Mr. Uri Har and Ms. Irit Hillel will each receive the cash compensation and equity-based compensation described in Item No. 4 (if such Item is approved).

Set forth below is a brief biography of each of the nominees for external director, based upon our records and information furnished to us by each of them.

Mr. Uri Har (76), has served as one of our external directors since October 2007. He was the Director General of the Electronics and Software Industries Association of Israel from 1984 until 2006.  Prior to that, Mr. Har served for 26 years in engineering and managerial positions in the Israeli Navy where his last assignment was the Israeli Naval Attaché in the United States and Canada.  Among his various positions in the Israeli Navy, he served for three years (1977 - 1980) as Head of the Budget and Comptroller Department.  Mr. Har holds a B.Sc. and a M.Sc. in Mechanical Engineering from the Technion - Israel Institute of Technology.

Ms. Irit Hillel (50), has served as one of our external directors since October 2007. She has spent the last 18 years as an entrepreneur and senior executive in digital media, technology and financial services firms. She currently operates as an early investor and co-founder of two internet and mobile startups, and is on the advisory board of BioGaming. From 2005 until 2010 she was Partner at Magnolia Capital Partners, providing investment banking services to Israeli high tech and healthcare companies. In 2008 to 2009 she served as Head of Interactive at Animation Lab, a JVP 3D feature animation company. Ms. Hillel served as Head of Mattel Interactive Europe, bringing to market some of Europe’s best-selling computer game titles.  Previously, Ms. Hillel founded and served as EVP business development and board director for PrintPaks, acquired by Mattel Inc. (NYSE: MAT) in 1997. Prior experience also includes VP at Power Paper Ltd., Advisor to Hewlett Packard Co. (NYSE: HPQ), and Investment Manager at Columbia Savings in Beverly Hills, California. Ms. Hillel has an M.B.A. degree from the Anderson Graduate School of Business at UCLA, and a B.Sc. in Mathematics and Computer Science from Tel Aviv University.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-election of external directors, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution, are voted in favor of the election of the external directors or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the election of the external directors, does not exceed two percent of the outstanding Ordinary Shares.

Proposed Resolutions

 It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that Mr. Uri Har be and hereby is re-elected to the Board of Directors for a third three-year term as an external director, effective as of November 1, 2013."

"RESOLVED, that Ms. Irit Hillel be and hereby is re-elected to the Board of Directors for a third three-year term as an external director, effective as of November 1, 2013."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

        ITEM 3 – APPROVAL OF THE ISSUANCE OF OUR ORDINARY SHARES AND
WARRANTS TO BUY ORDINARY SHARES TO ENTITIES CONTROLLED BY MR. ZOHAR ZISAPEL

On April 23, 2013, we entered into a Share Purchase Agreement (the “Purchase Agreement”) with several investors relating to a private placement transaction (the "Transaction").  The investors in the Transaction include Klil and Lomsha, each an Israeli company wholly owned by Mr. Zohar Zisapel, our Chairman of the Board, who may be deemed a “controlling shareholder” of Radcom, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”).  Pursuant to the terms of the Purchase Agreement, we agreed to issue a total of 1,239,639 Ordinary Shares to the investors at an aggregate purchase price of $ 3,458,594. The price per Ordinary Share in the Transaction was $2.79 (the "Price Per Share"), which is equal to the average closing price of our Ordinary Shares on the NASDAQ Capital Market during the 30 trading days prior to the execution date of the Purchase Agreement, less a discount of 12%.  In addition, pursuant to the terms of the Purchase Agreement, we undertook to grant to each investor a warrant (the "Warrant") to purchase one Ordinary Share for every three Ordinary Shares purchased by such investor in the Transaction.  The Warrants are exercisable for a period of three years after the closing for an exercise price per Ordinary Share of $3.49, which is equal to the Price Per Share plus 25%.  First closing was on May 6, 2013 (the "First Closing"), and 833,029 Ordinary Shares have been issued, and Warrants exercisable for 277,676 Ordinary Shares were granted to the investors (other than Klil and Lomsha).

As part of the Purchase Agreement, we granted registration rights to the investors, under which we undertook to use our reasonable commercial efforts to file a registration statement covering the resale of the Ordinary Shares to be purchased pursuant to the Purchase Agreement within 30 days after the closing of the Transaction, as well as the Ordinary Shares underlying the Warrants, and to keep such registration statement effective for a period of three (3) years, subject to standard exceptions.. The negotiations relating to the proposed Transaction were conducted by our management, under the supervision of the audit committee of our Board (the "Audit Committee"), which is comprised of independent members of our Board.

Our undertakings with respect to the participation of the entities controlled by Mr. Zisapel in the proposed Transaction, as described above, are subject, among other conditions, to the approval of our shareholders as described below.  If our shareholders approve our undertakings, then we will issue at a second closing (the "Second Closing") 406,610 Ordinary Shares, and grant a Warrant exercisable for 135,537 Ordinary Shares, in the aggregate, to the entities controlled by Mr. Zisapel.  If our shareholders do not approve our undertakings, then our obligations with respect to the participation in the Transaction by the entities controlled by Mr. Zisapel will be null and void.

Reasons for the Transaction
Our management believes that the Transaction and the proposed participation of Klil and Lomsha under the conditions of the Purchase Agreement are favorable to us, and that the capital expected to be raised through the Transaction will facilitate the fulfillment of our strategic objectives, as well as enhance our liquidity.

Required Approval

Nasdaq Marketplace Rule 5635(d)(2)

Our Ordinary Shares are currently listed on The NASDAQ Capital Market ("NASDAQ").  NASDAQ rules governing issuers with shares listed on NASDAQ require shareholder approval prior to certain issuances of securities. NASDAQ Listing Rule 5635(d)(2) ("Rule 5635(d)(2)") requires shareholder approval prior to the issuance of ordinary shares (or securities convertible into, or exercisable for, ordinary shares) equal to 20% or more of the ordinary shares or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the issuer’s ordinary shares.

Prior to entering into the Purchase Agreement, we had 6,464,719 Ordinary Shares outstanding. The issuance of 833,029 Ordinary Shares and the grant of Warrants exercisable for 277,676 Ordinary Shares at the First Closing constitutes approximately 17.18% of the Ordinary Shares outstanding prior to the First Closing.  However, the issuance of 406,610 Ordinary Shares, and the grant of a Warrant exercisable for 135,537 Ordinary Shares, to Klil and Lomsha, together with the securities sold at the First Closing, would constitute approximately 25.57% of the Ordinary Shares outstanding prior to the Transaction.    Pursuant to Rule 5635(d)(2), since the Price Per Share is less than the market value at the date of issuance, the portion of the securities issued to Klil and Lomsha that would exceed the 20% threshold of Rule 5635(d)(2), requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the matter.

Israeli Companies Law

Klil and Lomsha, each an Israeli company wholly owned by Mr. Zisapel, are parties to the Purchase Agreement and intend to participate in the Transaction, in an aggregate amount of $ 1,134,442. Since Mr. Zisapel holds more than 25% of our voting power, he may be deemed a “controlling shareholder” of Radcom, as such term is defined in the Companies Law. Therefore, by virtue of Mr. Zisapel's personal interest in the Transaction, the participation of Klil and Lomsha in the Transaction requires the approval of our Audit Committee, Board and shareholders, in that order.  Our Audit Committee and Board approved the participation of Mr. Zisapel in the Transaction on April 23rd, 2013.

Since Mr. Zisapel may be deemed a controlling shareholder of Radcom, the approval of Klil and Lomsha's participation in the Transaction requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, and that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution by shareholders voting on the matter who do not have a personal interest in the resolution does not exceed two percent of the outstanding voting power in our company.

The Companies Law requires that each shareholder voting on this matter indicate whether or not the shareholder has a personal interest in the matter.  Otherwise, the shareholder is not eligible to vote on this matter.  Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouse thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of our shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our shares. Under the Companies Law, in the case of a person voting by proxy for another person, "personal interest" includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.  If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest.

Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact Mr. Gilad Yehudai, our Chief Financial Officer for guidance at +972-77-774-5060 and for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact us on your behalf.

Proposed Resolution

It is therefore proposed that, at the Meeting, the following resolution be adopted:

“RESOLVED, that the execution and performance of the Transaction described in the Proxy Statement, by and among Radcom and the investors, solely in respect of the participation of entities controlled by Mr. Zohar Zisapel, the Chairman of the Board of Radcom, and who may be deemed a “controlling shareholder” of Radcom, as defined in the Companies Law, including the execution, delivery and performance of the Purchase Agreement and the Warrants, and the issuance of the 406,610 Ordinary Shares and Warrants to purchase 135,537 Ordinary Shares, as described in the Proxy Statement, and any amendments and supplements thereto that do not materially increase the obligations of Radcom and that are approved by the Audit Committee and Board of Directors, be, and they hereby are, approved.”

The Board of Directors (other than Mr. Zohar Zisapel and Ms. Heli Bennun who abstained, due to a personal interest) recommends a vote FOR the proposed resolution

ITEM 4 – APPROVAL OF COMPENSATION OF DIRECTORS,
OTHER THAN OUR CURRENT CHAIRMAN OF THE BOARD OF DIRECTORS

At the Meeting, you will be asked to approve the compensation for each of our directors, other than for our current Chairman of the Board of Directors, Mr. Zisapel, as described below.  The compensation of external directors is strictly governed by the Compensation Regulations. We propose to pay our non-external directors the same compensation, in the form of cash and stock options, which is paid to our external directors. Due to the recent Amendment No. 20 of the Companies Law (“Amendment 20”), the compensation of directors requires the approval of the compensation committee, Board of Directors and shareholders, in that order. Alternatively, the Compensation Regulations allows companies to pay compensation to external directors without obtaining shareholder approval if such compensation complies with certain conditions set forth therein. Due to the Amendment 20, every Israeli public company must adopt a compensation policy, recommended by the compensation committee, and approved by the Board of Directors and the shareholders, in that order, no later than September 2013. As of the date of this Proxy Statement, the company has yet to adopt a compensation policy. Until a compensation policy is adopted, when approving the compensation of directors, the compensation committee and the Board of Directors have to review, discuss and approve the proposed compensation in light of certain considerations set by Amendment 20. On May 22, 2013, the Compensation Committee of the Board of Directors (the "Compensation Committee") and the Board of Directors approved the below compensation terms, subject to shareholder approval of the applicable director's appointment (see Item No. 1 and Item No. 2) and this Item.

Cash Compensation

The cash component of the compensation of our external directors consists of an annual fee of NIS 21,133 (currently equivalent to approximately $5,750) and a per meeting attendance fee of NIS 1,217 (currently equivalent to approximately $342), which are the minimum amounts payable to external directors of companies with a similar equity as that of the Company’s,  pursuant to the Compensation Regulations We propose to pay our non-external directors the same cash compensation that is paid to our external directors.

The currency translations set forth above are based on the representative exchange rate published by the Bank of Israel on May 21, 2013.  All cash amounts set forth above are subject to adjustment for changes in the Israeli consumer price index, which at the date of this Proxy Statement is 100.9, and changes in the amounts payable pursuant to the Compensation Regulations from time to time. In the event that any changes are made from time to time in the future to the compensation terms of our external directors, which changes would require shareholder approval under Israeli law, the same changes will be made to the compensation of our non-external directors.

Equity Compensation

The equity component of the proposed director compensation consists of options exercisable into Ordinary Shares under our 2013 Share Option Plan. The options to be granted to all of our directors (other than the chairman) will be fully vested in one year over four (4) equal quarterly installments commencing as of the applicable date of grant of the relevant year of service, and will expire on the earlier of five years or 180 days after such director’s termination or resignation from office. The equity compensation arrangement shall be for each year of service out of a total of a three (3) years’ term of service, commencing as of the date of the Meeting. The exercise price per share of the options will be equal to the closing price per share of the Ordinary Shares on the NASDAQ Capital Market on the applicable date of grant, which will be for all the directors the date of the Meeting, and for each of the two (2) years of service thereafter,  shall be as follows: for the external directors, the grant date shall be November 1, 2014 and November 1, 2015 (provided that the external director still serves as a director); for non-external directors, the grant date shall be the date of the relevant annual shareholders meeting, during which the non-external directors are being elected to serve as directors of the Company for another year of service.  If the shareholders approve any change to the terms of the 2013 Share Option Plan with respect to external directors, within the meaning of the Companies Law, who are not independent directors, within the meaning of the rules of the SEC and NASDAQ, during the term of the plan, such new terms shall apply equally to the non-external directors.  For more information regarding options issued under the plan, see Item No. 6B of our Annual Report on Form 20-F, which was filed on April 22, 2013 with the Securities and Exchange Commission.

At the Meeting, you will be asked to approve, for each year of service out of a total of a three (3) year’s term of service, an annual grant of options to purchase 10,000 Ordinary Shares to each of our two external directors, Mr. Uri Har and Ms. Irit Hillel (assuming each is elected at the Meeting), and to each of our two non-external directors, Ms. Heli Bennun and Mr. Matty Karp (assuming each is elected at the Meeting).

Reasons for the Proposal

The Compensation Committee and Board of Directors noted in their approval of the proposed director compensation that the proposed compensation is intended to compensate the external and non-external directors for their services and their contributions to our development, and are in line with the considerations determined by Amendment 20.  In particular, the Compensation Committee and Board of Directors noted that the purpose of the proposed option grant is to motivate the directors to seek to enhance long-term shareholder value by aligning their interests with those of our shareholders. The Compensation Committee and Board of Directors further noted that the proposed compensation terms are reasonable taking into consideration, among other things, the amount of time and effort required by our external and non-external directors. Finally, the proposed compensation of non-external directors is meant to provide the same compensation to our non-external directors as that paid to our external directors. In light of all of the above, the Compensation Committee and Board of Directors stated that the proposed director compensation is in our best interests.

Required Approval

The compensation of directors generally requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that, until a compensation policy is adopted by the Company any compensation of directors also requires that either (i) at least a majority of the Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution that are voted on the matter are voted in favor, or (ii) the total number of Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the outstanding Ordinary Shares. If this Item No. 4 is not approved or is approved by the simple majority vote but not by the special threshold set forth in the above provision, then the Compensation Committee and Board of Directors may still approve the proposed compensation of the directors subject to specific requirements set in Amendment 20.

The Companies Law requires that each shareholder voting on the matter indicate whether or not the shareholder has a personal interest in the matter.  If a shareholder who has a personal interest does not indicate this interest, the shareholder is not eligible to vote on this matter and the shareholder’s votes will be disregarded. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouse thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of our shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our shares. Under the Companies Law, in the case of a person voting by proxy for another person, "personal interest" includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.  If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest.

Since it is highly unlikely that any of our public shareholders has a personal interest on this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact Mr. Gilad Yehudai, our Chief Financial Officer for guidance at +972-77-774-5060 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact us on your behalf.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the compensation terms of all our directors , other than Mr. Zohar Zisapel, including the cash compensation payable to all of directors, all as described in the Proxy Statement, be, and the same hereby are, approved."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 5 – APPROVAL OF EQUITY-BASED COMPENSATION FOR THE CURRENT
 CHAIRMAN OF THE BOARD OF DIRECTORS

At the Meeting, you will be asked to approve the equity based compensation for current Chairman of the Board of Directors, Mr. Zohar Zisapel, as described below. Under the Companies Law, the compensation of directors requires the approval of the Compensation Committee, Board of Directors and shareholders, in that order.  According to Amendment 20, every Israeli public company must adopt a compensation policy, recommended by the Compensation Committee, and approved by the Board of Directors and the shareholders, in that order, no later than September 2013. As of the date of this Proxy Statement, the company has yet to adopt a compensation policy. Until a compensation policy is adopted, when approving the compensation of directors, the Compensation Committee and the Board of Directors have to review, discuss and approve the compensation in light of certain considerations set by Amendment 20. As an incentive for the activities and efforts of Mr. Zohar Zisapel, the current Chairman of the Board of Directors (the "Chairman"), on May 22, 2013, the Compensation Committee and the Board of Directors have approved, in light of the requirements of Amendment 20 and subject to shareholder approval of the Chairman's appointment (see Item No. 1) and this Item No. 5, the annual grant of options to purchase 30,000 Ordinary Shares to the Chairman, in accordance with and subject to the terms detailed below.

The equity based compensation arrangement shall be for each year of service, out of a total of a three (3) years’ term of service, commencing from the date of the Meeting. The options will be granted under our 2013 Share Option Plan. The options will be fully vested in one year over four (4) equal quarterly installments commencing as of the applicable date of grant of the relevant year of service, and will expire on the earlier of five years or after 180 days of the Chairman’s termination or resignation from office as a director. The exercise price per share of the options will be equal to the closing price per share of the Ordinary Shares on the NASDAQ Capital Market on the applicable date of grant, which will be the date of this Meeting for the first year of service, and the grant date of each of the second and third years, shall be the date of the relevant annual shareholders meeting, during which Mr. Zisapel is being elected to serve as a director of the Company for another year of service.  For more information regarding options issued under the plan, see Item No. 6B of our Annual Report on Form 20-F, which was filed on April 22, 2013 with the Securities and Exchange Commission.

Reasons for the Proposal

The Compensation Committee and Board of Directors noted in their approval of the proposed Chairman equity based compensation that the proposed compensation is intended to compensate the Chairman for his services and his contributions to our development, and is in line with the considerations determined by Amendment 20.  In particular, the Compensation Committee and Board of Directors noted that the purpose of the proposed option grant is to motivate the Chairman to seek to enhance long-term shareholder value by aligning his interests with those of our shareholders. The Compensation Committee and Board of Directors further noted that the proposed compensation terms are reasonable taking into consideration, among other things, the amount of time and effort required by our Chairman.  In light of all of the above, the Compensation Committee and Board of Directors stated that the proposed Chairman compensation is in our best interests.

Required Approval

The approval of the equity-based compensation of the Chairman requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on such matter.  In addition, since Mr. Zisapel may be deemed a "controlling shareholder" (as such term is defined in the Companies Law) of our company, this matter will be approved only if either (i) at least a majority of the Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution that are voted on the matter, are voted in favor, or (ii) the total number of Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the outstanding Ordinary Shares.

If this Item No. 5 is not approved or is approved by the simple majority vote but not by the special threshold set forth in the above provision, then the Compensation Committee and Board of Directors may still approve the proposed compensation of the Chairman subject to specific requirements set in Amendment 20.

The Companies Law requires that each shareholder voting on the matter indicate whether or not the shareholder has a personal interest in the matter.  If a shareholder who has a personal interest does not indicate this interest, the shareholder is not eligible to vote on this matter and the shareholder’s votes will be disregarded. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouse thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of our shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our shares. Under the Companies Law, in the case of a person voting by proxy for another person, "personal interest" includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.  If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest.

Since it is highly unlikely that any of our public shareholders has a personal interest on this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact Mr. Gilad Yehudai, our Chief Financial Officer for guidance at +972-77-774-5060 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact us on your behalf.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the equity based compensation terms of Mr. Zohar Zisapel as described in the Proxy Statement, be, and the same hereby is, approved."

The Board of Directors (other than Mr. Zohar Zisapel and Ms. Heli Bennun who abstained, due to a personal interest), recommends a vote FOR approval of the proposed resolutions.

ITEM 6 – APPROVAL OF EQUITY BASED COMPENSATION TO OUR CEO

At the Meeting, you will be asked to approve an equity based compensation for our CEO, Mr. David Ripstein, as described below. Under the Companies Law, the compensation of the CEO requires the approval of the Compensation Committee, Board of Directors and shareholders, in that order. According to Amendment 20, every Israeli public company must adopt a compensation policy, recommended by the Compensation Committee, and approved by the board of directors and the shareholders, in that order, no later than September 2013. As of the date of this Proxy Statement, the company has yet to adopt a compensation policy. Until a compensation policy is adopted, when approving the compensation of the CEO, the Compensation Committee and the board of directors have to review, discuss and approve the compensation in light of certain considerations set by Amendment 20.

As an incentive for the activities and efforts of Mr. David Ripstein, our CEO, on April 23, 2013, the Compensation Committee recommended and the Board of Directors have approved, in light of the requirements of Amendment 20, upon the elapse of 30 days from the time the Company submitted its 2013 Options Plan to the tax authorities (the plan was submitted on April 8th, 2013)and subject to shareholder approval, the annual grant of options to purchase 10,000 Ordinary Shares to the CEO of the Company, in accordance with and subject to the terms detailed below.

The options will be granted under our 2013 Share Option Plan. The options will be fully vested in one year over four (4) equal quarterly installments, commencing as of May 8th, 2013, and the options will expire on the earlier of five years or 180 days after the CEO’s termination or resignation from office. The exercise price per share of the options will be equal to the closing price per share of the Ordinary Shares on the NASDAQ Capital Market on the applicable date of grant, which will be the date of the Meeting.  For more information regarding options issued under the plan, see Item No. 6B of our Annual Report on Form 20-F, which was filed on April 22, 2013 with the Securities and Exchange Commission.

Reasons for the Proposal

The Compensation Committee and Board of Directors noted in their approval of the proposed CEO equity based compensation that the proposed compensation is intended to compensate the CEO for his services and his contributions to our development, and is in line with the considerations determined by Amendment 20.  In particular, the Compensation Committee and Board of Directors noted that the purpose of the proposed option grant is to motivate the CEO to seek to enhance long-term shareholder value by aligning the Company’s interests with those of our shareholders. The Compensation Committee and Board of Directors further noted that the proposed compensation terms are reasonable taking into consideration, among other things, the amount of time and effort required by our CEO.  In light of all of the above, the Compensation Committee and Board of Directors stated that the proposed CEO equity based compensation is in our best interests.

Required Approval

The approval of the equity-based compensation of the CEO requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on such matter.  In addition, this matter will be approved only if either (i) at least a majority of the Ordinary Shares voted on the matter by shareholders who are not controlling shareholders or who do not have a personal interest in the matter are voted in favor or (ii) the total number of Ordinary Shares voted against such matter by shareholders who do not have a personal interest in the matter or who are not controlling shareholders, does not exceed two percent of our outstanding Ordinary Shares.

If this Item No. 6 is not approved or is approved by the simple majority vote but not by the special threshold set forth in the above provision, then the Compensation Committee and Board of Directors may still approve the equity based compensation of the CEO subject to specific requirements set in Amendment 20.

The Companies Law requires that each shareholder voting on the matter indicate whether or not the shareholder has a personal interest in the matter.  If a shareholder who has a personal interest does not indicate this interest, the shareholder is not eligible to vote on this matter and the shareholder’s votes will be disregarded. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouse thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of our shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our shares. Under the Companies Law, in the case of a person voting by proxy for another person, "personal interest" includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.  If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest.

Since it is highly unlikely that any of our public shareholders has a personal interest on this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact Mr. Gilad Yehudai, our Chief Financial Officer for guidance at +972-77-774-5060 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact us on your behalf.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the equity based compensation terms of Mr. Ripstein as described in the Proxy Statement, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of the proposed resolutions

ITEM 7 – APPROVAL OF THE 2012 ANNUAL BONUS TO THE CEO

At the Meeting, you will be asked to approve an annual bonus to our CEO, Mr. David Ripstein, as described below.

Under the Companies Law, the compensation of the CEO requires the approval of the Compensation Committee, Board of Directors and shareholders, in that order. According to Amendment 20, every Israeli public company must adopt a compensation policy, recommended by the Compensation Committee, and approved by the Board of Directors and the shareholders, in that order, no later than September 2013. As of the date of this Proxy Statement, the company has yet to adopt a compensation policy. Until a compensation policy is adopted, when approving the compensation of the CEO, the Compensation Committee and the board of directors have to review, discuss and approve the compensation in light of certain considerations set by Amendment 20.

As an appreciation for the activities and efforts of Mr. David Ripstein, our CEO, on April 23, 2013, the Compensation Committee and the Board of Directors have approved, in line with the requirements of Amendment 20 and subject to the shareholder approval, the grant of $40,000 as a yearly bonus to the CEO for the Company’s achievements in year 2012, pending that the Company's actual results for H1 2013 meet both its revenue and operating profit budget for such period.

Reasons for the Proposal

The Compensation Committee and Board of Directors noted in their approval of the proposed annual bonus grant, that the proposed compensation is intended to compensate the CEO for his services and his contributions to the Company’s achievements in year 2012, and is in line with the considerations determined by Amendment 20.  The Compensation Committee and Board of Directors further noted that the proposed compensation terms are reasonable taking into consideration, among other things, the amount of time and effort required by our CEO.  In light of all of the above, the Compensation Committee and Board of Directors stated that the proposed CEO annual bonus grant is in our best interests.

The approval of the 2012 annual bonus of the CEO requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on such matter.  In addition, this matter will be approved only if either (i) at least a majority of the Ordinary Shares voted on the matter by shareholders who are not controlling shareholders or who do not have a personal interest in the matter are voted in favor or (ii) the total number of Ordinary Shares voted against such matter by shareholders who do not have a personal interest in the matter or who are not controlling shareholders, does not exceed two percent of our outstanding Ordinary Shares.

If this Item No. 7 is not approved or is approved by the simple majority vote but not by the special threshold set forth in the above provision, then the Compensation Committee and Board of Directors may still approve the equity based compensation of the CEO subject to specific requirements set in Amendment 20.

The Companies Law requires that each shareholder voting on the proposal relating to Mr. Ripstein indicate whether or not the shareholder has a personal interest in the proposal.  If a shareholder who has a personal interest does not indicate this interest, the shareholder is not eligible to vote on this matter and the shareholder’s votes will be disregarded. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of our Ordinary Shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. Since it is highly unlikely that any of our public shareholders has a personal interest on this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you have a personal interest, please contact Mr. Gilad Yehudai, our Chief Financial Officer for guidance at +972-77-774-5060 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact us on your behalf. .

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the 2012 Annual Bonus of Mr. Ripstein as described in the Proxy Statement, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of the proposed resolutions

ITEM 8 – RE-APPOINTMENT OF OUR INDEPENDENT AUDITORS

At the Meeting, you will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global, as our independent registered public accounting firm until the end of next year’s annual general meeting of shareholders, as well as to approve the authorization of our Audit Committee to fix their remuneration. The re-appointment has been recommended by our Audit Committee. Such auditors have served as our auditors since the 2009 annual general meeting of shareholders, and have no relationship with us or with any of our affiliates, except as auditors.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-appointment of our independent auditors.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that Kost Forer Gabbay & Kasierer, A Member firm of Ernst and Young Global, be, and hereby are, re-appointed as our independent registered public accounting firm until the end of the 2013 annual general meeting of shareholders and that the Audit Committee, by the authority duly delegated by the Board of Directors, be, and it hereby is, authorized to fix the compensation of the independent auditors in accordance with the amount and nature of their services."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 9 – REVIEW OF THE AUDITORS’ REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS

Our audited financial statements for the fiscal year ended December 31, 2012 were filed together with our Annual Report on Form 20-F, which was filed on April 22, 2013 with the SEC and is available at their website, www.sec.gov, and at our website, www.radcom.com. We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote by the shareholders.

ITEM 10 OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of Annual General Meeting.  However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Zohar Zisapel Chairman of the Board of Directors

Dated: May 22, 2013